FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 384th Meeting of the Board of Directors, May 25, 2006

2.	Summary of Decisions, Meeting of the Board of Directors, September 15, 2006

3.	Sources and Uses of Electricity – CEMIG, Consolidated, to June 30, 2006

4.	Calendar of Corporate Events - 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 384th meeting of the Board of Directors.

Date, time and place: May 25, 2006 at 10 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil.

Committee of the Meeting: Chairman – Wilson Nélio Brumer; Secretary – Anamaria Pugedo Frade Barros.

Summary minutes:

I               The Board approved the minutes of this meeting.

II             The Chairman; the Vice-chairman; the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Alexandre Heringer Lisboa; the Directors Heleni de Mello Fonseca and Flávio Decat de Moura; the Superintendents Ricardo Luiz Diniz Gomes and Pedro Carlos Hosken Vieira; and João Batista Zolini Carneiro, Advisor, made comments on general matters and subject of interest to the company.

The following were present: The Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher, Luiz Henrique de Castro Carvalho, Fernando Lage de Melo and Lauro Sérgio Vasconcelos David; the Directors Heleni de Mello Fonseca, Elmar de Oliveira Santana, Celso Ferreira and Flávio Decat de Moura; Ricardo Luiz Diniz Gomes and Pedro Carlos Hosken Vieira, Superintendents; João Batista Zolini Carneiro, Advisor; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

In a meeting begun on September 15, 2006 and concluded on September 27, the Board of Directors decided as follows:

1.             To continue with the negotiations in relation to UTE Norte Fluminense S.A.

2.             To authorize signing of a Memorandum of Understanding to carry out studies in relation to the São Carlos – Brasília gas pipeline.

SOURCES AND USES OF ELECTRICITY – CEMIG, CONSOLIDATED TO JUNE 30, 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Calendar of Corporate Events - 2006

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are	Minas Gerais – in Belo Horizonte/MG
published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2005.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2006
Availability to shareholders	03/10/2006
Publication	04/19/2006

Standard Balance Sheets for year ending on 12/31/2005

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/09/2006

Annual Information for year ending on 12/31/2005

Event	Date
Submission to the São Paulo Stock Exchange	05/26/2006

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
for First Quarter	05/03/2006
for Second Quarter	08/07/2006
Video Webcast	08/09/2006 – 10:30 am
for Third Quarter	11/14/2006

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	03/13/2006
Publication of the Public Announcement of AGM	03/14/2006
Annual General Shareholders’ Meeting date	04/28/2006
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/28/2006
Submission of the minutes of the AGM to the São Paulo Stock Exchange	04/28/2006

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2005	03/09/2006	CEMIG
Public meeting with analysts, open to other interested parties.	03/14/2006 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2006 05:00 p.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/16/2006 08:30 a.m.	APIMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/17/2006 08:30 a.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	03/28/2006 08:00 a.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/28/2006 06:30 p.m.	APIMEC, Florianópolis - SC
Public meeting with analysts, open to other interested parties.	03/29/2006 12:30 a.m.	APIMEC, Porto Alegre - RS
XI Public Meeting with analysts - APIMEC	From 05/28/2006 to 05/30/2006	Belo Horizonte - MG

Public meeting with analysts, open to other interested parties.	08/09/2006 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	08/10/2006 04:00 p.m.	APIMEC, São Paulo - SP
Public meeting with analysts, open to other interested parties.	08/11/2006 08:30 a.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	08/28/2006 6:00 p.m.	APIMEC, Fortaleza – CE
Public meeting with analysts, open to other interested parties.	08/29/2006 12:30 p.m.	APIMEC, Recife – PE
Public meeting with analysts, open to other interested parties.	08/30/2006 08:30 a.m.	APIMEC, Brasília – DF

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2005

Cash benefits	Date of decision	Event	Amount, common stock (R$)	Amount, preferred stock (R$)	Amount, R$ million	Start of payment	Remarks
Dividend	12/30/2005	AGM	5.5341 43888	5.534143888	897	01/27/2006
Interest On Equity	12/21/2005	Meeting of Board of Directors	0.96862942	0.96862942	157		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	10/27/2005	Meeting of Board of Directors	1.203074758	1.203074758	195		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	06/29/2005	Meeting of Board of Directors	1.746000803	1.746000803	283		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	04/27/2006	Meeting of Board of Directors	1,043078154	1,043078154	169		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.
Dividend	04/28/2006	AGM	2,850049568	2,850049568	462		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Dividend	06/29/2006	Meeting of Board of Directors	0.4719754821	0.4719754821	76,5	08/10/2006

Meeting of the Board of Directors

Subject	Date
370[a] Board of Directors Meeting date	01/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	07/19/2006

AGENDA

Binding proposal for acquisition of stockholdings in transmission companies.

Meeting of the Board of Directors

Subject	Date
371[a] Board of Directors Meeting date	01/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

AGENDA

1.               To authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.     To ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

Meeting of the Board of Directors

Subject	Date
372[a] Board of Directors Meeting date	01/25/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/25/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006

AGENDA

1.     To approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

i.      To withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10) – Safety In Electricity Facilities and Services.

Meeting of the Board of Directors

Subject	Date
373[a] Board of Directors Meeting date	02/10/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/10/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	05/05/2006

Agenda

1.     Granting of annual paid leave to the Chief Generation and Transmission Officer.

2.     Decisions on the bids for the El Rodeo-Chena public electricity transmission concession, in Chile.

Meeting of the Board of Directors

Subject	Date
374[a] Board of Directors Meeting date	02/13/2006 up 02/14/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/14/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006

Agenda

1.     To approve a new model for economic valuation of electricity transmission concession holders, and that Cemig may present a new, final and definitive binding proposal;

2.     To authorize continuation of negotiations to establish criteria for possible partnership in transmission companies; and

3.     To authorize the filing of lawsuits of a preventive nature against fiscal execution: application for an order of mandamus, with request for interim relief, or an action to annul a fiscal debit, with suspension of demandability of a tax credit, or application for stay of execution, according to circumstances. The Executive Board shall be responsible for authorizing the contracting of an external law office to file and proceed with this action.

Meeting of the Board of Directors

Subject	Date
375[a] Board of Directors Meeting date	02/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006

Agenda

To approve the technical feasibility study providing the grounds for recording of deferred tax credits in the company’s accounts, in compliance with CVM Instruction 371, of June 27, 2002.

Meeting of the Board of Directors

Subject	Date
376[a] Board of Directors Meeting date	02/23/2006 up 02/24/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/24/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006

Agenda

1.     To authorize the giving of a corporate guarantee in relation to the Contract for Payment Undertakings and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., in which Cemig, AES Força Empreendimentos Ltda. and Unibanco are assenting parties, Cemig being the guarantor and principal payer in relation to Unibanco, in substitution of the guarantees and obligations contained in the said contract;

2.     To authorize signing of the first amendment to the financing contracts for substitution of guarantees and obligations contained in the above-mentioned Contract for Payment Undertakings and Assumption of Debt;

3.     To authorize participation in the tender for the concession for provision of public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the El Rodeo-Chena transmission line, in Chile, subject to the conditions and procedures stated in Proposal for Decision by the Board (PRCA) 011/2006.

Meeting of the Board of Directors

Subject	Date
377[a] Board of Directors Meeting date	03/07/2006 up 03/08/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/08/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006

Agenda

1.     To approve the Report of Management and Financial Statements for the year 2005, and to submit them to the Annual General Meeting of Stockholders to be held in 2006.

2.     To submit a proposal for allocation of the company’s profit for the year 2005 to the Annual General Meeting of Stockholders to be held in 2006.

3.     To authorize the signing, together with Cemig D and Cemig GT, of the first amendment to the undertaking to assume debt made with Forluz.

4.     To authorize the payment, on a date to be set by the Executive Officers, of complementary dividends, in the amount of R$ 76,500,000.00, which corresponds to R$ 0,4719754821 per thousand shares, so as to ensure that stockholders whose names were in the company’s Nominal Share Register on June 10, 2004, September 8, 2004 and December 12, 2004 shall equitably receive the obligatory minimum dividends as approved in the Annual General Meeting held in 2005.

5.     To present a binding proposal for the acquisition of electricity generation and distribution companies in Brazil.

Meeting of the Board of Directors

Subject	Date
378[a] Board of Directors Meeting date	03/24/2006 up 03/282006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/28/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	07/13/2006

Agenda

1.     To authorize presentation of a new binding proposal for the acquisition of the shares held by EDF International S.A. in Light S.A.

2.     To authorize signing of an Undertaking for Transfer of Generating Assets and Option to Acquire Shares.

3.     To authorize signing of a Share Purchase Commitment Agreement and an Amendment to a Share Purchase Commitment Agreement.

4.     To authorize the giving of a guarantee to a financial institution.

5.     To authorize the presentation of a binding proposal for acquisition of shares in a thermal power generation plant.

Meeting of the Board of Directors

Subject	Date
379[a] Board of Directors Meeting date	03/28/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/29/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006

Agenda

1.     To grant annual paid leave to the Chief Energy Distribution and Sales Officer, for the periods April 3–12, 2006, July 10–21, 2006 and November 7–14, 2006.

2.     To grant annual paid leave to the Chief Planning, Projects and Construction Officer, for the periods May 2–12, 2006 and September 11–29, 2006.

3.     To change the period of annual paid leave of the Chief Energy Generation and Transmission Officer from the period 27–31 March to the period from April 17–21, 2006.

Meeting of the Board of Directors

Subject	Date
380[a] Board of Directors Meeting date	03/30/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	07/13/2006

Agenda

To authorize the presentation of an indicative and non-binding proposal to purchase a thermoelectric station.

Meeting of the Board of Directors

Subject	Date
381[a] Board of Directors Meeting date	04/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/21/2006

Agenda

1.     Authorization to re-present a preliminary non-binding proposal for the acquisition of a thermal electricity plant.

2.     Authorization to file an action for rescission, with application for preventive injunction, and opening of administrative proceedings for Exemption from Requirement for Tender for the contracting of a law office to conduct the said action.

Meeting of the Board of Directors

Subject	Date
382[a] Board of Directors Meeting date	04/27/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/27/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	07/13/2006

Agenda

Approved the payment of Interest on Equity, to be offset as part of the obligatory minimum dividend, in the amount of R$169,067,000.00 (one hundred sixty nine million sixty seven thousand Reais), which corresponds to R$1.0430781547 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2007 and the second on or before 30 December 2007.

Meeting of the Board of Directors

Subject	Date
383[a] Board of Directors Meeting date	05/03/2006 up to 05/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	07/19/2006

Agenda

1.     Election of Mr. Wilson Nélio Brumer as Chairman of the Board of Directors and of Mr. Djalma Bastos de Morais as Vice-Chairman of the Board of Directors, with periods of office of 3 (three) years, that is say, until the Ordinary Annual General Meeting of 2009.

2.     Election of the following Officers, with period of office of 3 (three) years, that is say until the first meeting of the Board of Directors held subsequently to the Ordinary Annual General Meeting of 2009:

3.     As Chief Executive Officer and, concurrently, Director Vice-President: Mr. Djalma Bastos de Morais

As Chief Planning, Projects and Construction Officer: Mr. Celso Ferreira

As Chief Energy Generation and Transmission Officer: Mr. Elmar de Oliveira Santana

As Chief Financial and Investor Relations Officer: Mr. Flávio Decat de Moura

As Chief Corporate Management Officer: Ms. Heleni de Mello Fonseca

As Chief Energy Distribution and Commercialization Officer: Mr. José Maria de Macedo.

4.     Authorization to sign, with ALUSA, Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda five commitment undertakings, under which ALUSA will waive the right of preference for the acquisition of shares and for joint sale in relation to any disposal of shares by the vendor and/or by Schahin Energia and/or by Schahin Engenharia to Cemig and/or by the other purchasers.

5.     Authorization for signing, with Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda. of five share purchase and sale agreements for the acquisition of up to 100% of the stakes owned by Schahin Holding S.A. in the electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Catarinense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A.

6.     Authorization for the giving of a guarantee of compliance with all and any obligations of a strictly pecuniary nature relating to the payment of the purchase price by MDU Brasil Ltda., and by Brascan Brasil Ltda, in the event of Brascan Brasil Ltda. exercising its purchase option right.

7.     Authorization for the company to authorize granting by Schahin to third parties of the credit rights referred to in the share purchase and sale agreements.

8.     Authorization for signing, with ALUSA and MDU Brasil Ltda. of a commitment undertaking, under which the parties undertake to sign the stockholders’ agreements and ALUSA undertakes to acquire export credits held by the Company and to settle the amount of such credits payable by ALUSA as may be held by the Company at any time.

9.     Authorization for, in partnership with ALUSA, in the proportion of 95% CEMIG and 5% ALUSA, granting to Brascan of a sale option in relation to the shares which BRASCAN may hold in the transmission companies. In counterparty, BRASCAN will grant to CEMIG and ALUSA, in the same previous proportion, an option related to the purchase of shares wich BRASCAN may hold in the transmission companies.

Meeting of the Board of Directors

Subject	Date
385[a] Board of Directors Meeting date	06/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Agenda

Time of service bonus indemity program.

Meeting of the Board of Directors

Subject	Date
386[a] Board of Directors Meeting date	06/29/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Agenda

1.     To re-ratify CRCA-012/2006, to change the date for calculation of the stockholding base to be used for calculation of the complementary dividends of June 10, 2004, September 9, 2004, December 10, 2004 and January 10, 2005, to July 11, 2006 and authorizing payment on August 10, 2006.

2.     To authorize the giving of a corporate guarantee for the transaction to finance debt via promissory notes and loan to be issued by Cemig D and by Cemig GT.

3.     Contracting of services to model the Services Site within the company’s facilities was withdrawn from the agenda.

4.     The agreement with INDI (Industrial Development Institute of Minas Gerais) for concession of staff was withdrawn from the agenda.

5.     To grant annual remunerated leave to the Chief Corporate Management Officer for the period 17 to 28 July, 2006.

6.     To authorize the filing of legal actions with a view to suspension of demandability of tax credits and obtaining of a release certifying absence of debit.

Meeting of the Board of Directors

Subject	Date
387[a] Board of Directors Meeting date	07/27/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/27/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Agenda

1.     To re-ratify PRCA (Resolution by the Board of Directors) No. 019-2006, changing the period of annual paid leave for the chief distribution and sales officer, the other terms of that PRCA remaining unchanged.

2.     To authorize legal proceedings against the act of Aneel which demanded a fine from Cemig on the basis of noncompliance with the period for corporate reorganization.

3.     To withdraw from the agenda the matter referring to the contracting of services senses of modeling of a services site within the company’s premises.

4.     To authorize the contracting of Banco ItaúBBA for the structuring of a financial operation to transform part of the subordinated units of the Cemig CRC Account Receivables Fund into a new class of units to be placed in the market; and holding of a meeting of unit holders of that Fund to propose an amendment to its regulations to reflect said transformation; amendment of the Private Contract for Assignment and Acquisition of Credit Rights signed with that Fund on January 23, 2006, to provide for the new table of minimum values of the credit rights during the initial period, relating to the above-mentioned new units and the extension of the co-guarantee of Cemig in relation to these new units; carrying out of the process of public offering of the group of new units to qualified investors; and signing of all the legal instruments necessary for making the decisions mentioned in this Item 4 effective.

5.     To authorize the Company to enter into a loan agreement with Cemig GT.

6.     To authorize the immediate cancellation of the debentures of the third public issue by Cemig, after completion of the process all the obligatory exchange of these debentures for the debentures of the first issue of Cemig D.

7.     To approve revision of the budget for 2006.

Meeting of the Board of Directors

Subject	Date
388[a] Board of Directors Meeting date	08/09/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/09/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Preliminary Agenda

Authorization for the company to enter, as consenting party, into the First Amendment to the Stock Purchase Agreement relating to Shares in Light S.A. between EDF International S.A., as vendor, and Rio Minas Energia Participações S.A. as purchaser.

Meeting of the Board of Directors

Subject	Date
391[a] Board of Directors Meeting date	08/30/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/31/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Agenda

Decided to approve the retention of modeling services of the Services Site within the Company’s facilities, involving: printing and laser copy, finishing work, layout and editing, digitalization, copies, workflow system, submittal of jobs, service portal and communication plan.

Meeting of the Board of Directors

Subject	Date
392[a] Board of Directors Meeting date	09/15/2006 - 09/27/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/27/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Agenda

1.     To continue with the negotiations in relation to UTE Norte Fluminense S.A.

2.     To authorize signing of a Memorandum of Understanding to carry out studies in relation to the São Carlos – rasília gas pipeline.

Meeting of the Board of Directors

Subject	Date
393[a] Board of Directors Meeting date	09/28/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/28/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	10/30/2006

Preliminary agenda

1. Appointment of directors of Cemig to the management of holders of transmission concessions.

2. Appointment of directors of Cemig to the management of Rio Minas Energia Participações S.A.

3. Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of PRCA.

4. Renegotiation of Cemig’s 2nd Series of Non-convertible Debentures.

5. Corporate letter of guarantee for obligations arising from an electricity purchase contract.

6. Implementation of the Irapé-Araçuaí 2 transmission line.

7. Implementation of the Itutinga-Juiz de Fora transmission line.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: October 13, 2006